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Sully's Golf and Gather

Raleigh, NC 27513
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THE PITCH
Sully's Golf and Gather is seeking investment to open a premier indoor golf training facility in the Triangle region.
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Highlights

We are transferring the great experience at Par Golf driving range to our new space

Offering 10k+ sqft of end to end indoor golf space, instruction, a full service craft bar + food

24hrs/day access is driving major growth for indoor golf facilities even in warm weather states

We know golfers. 25 years of teaching golf and 20+ years of golf course & driving range experience

Over 10 years of bar and restaurant management experience

Increased revenue of Mike Sullivan Golf School & Par Golf driving range by 300%+ from 2015 to 2021

5 Million+ views on our YouTube Channel: https://www.youtube.com/@MikeSullivangolf

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WHAT SETS US APART...
25 years of golf teaching experience, 20 years of golf course and driving range management experience, and 10 years of bar and restaurant management experience.
We know this business inside and out and we can provide golfers with the atmosphere they are looking for.
Not only will this be a great place to practice your long game using state-of-the-art technology, you will also have the ability to work on your putting and chipping
We have options for group and private instruction, something no one else is doing.
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THE SPACE

Sully's Golf & Gather is the perfect place to work on your game! We have a premier indoor driving range with launch monitors to see your ball flight, state-of-the-art simulators, an indoor putting green, private teaching suite, private event space, bar, and more. Key features will include:

Over 10,000 square feet of indoor practice space
1000 square feet or more of putting and chipping greens
9 full swing driving range bays
3 GC Hawk launch monitors

500 square foot event space for private groups
A full service bar with local craft beer and artisan cocktails and a light menu
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MORE THAN JUST AN INDOOR GOLF FACILITY

Sully's Golf & Gather allows an opportunity for golf improvement as well as a great family- friendly community space where people can gather and socialize. Higher tiered members will have 24 hour access to the facility. Sully's offers:

Golf instruction and golfer cultivation by Mike Sullivan. Mike has been teaching golf for over 20 years and has taught at golf's most prestigious events including The Masters, U.S. Open, PGA Championship, Ryder Cup, President's Cup & AT&T Pebble Beach Pro Am. Locally, Mike has an average rating of 5 stars by Google, Yelp and Facebook.
An indoor driving range featuring a launch monitor allowing every golfer to see ball flight and swing data on every swing.
Foresight Sports GC Hawk golf simulators featuring the world's top courses.
Golf equipment manufacturers including Tour Edge, Tom Wishon, Srixon/Cleveland and L.A.B. Golf putters.
Golf fitness provider FitGolf.
Golf play and practice available 24/7, daylight & weather are not limiting factors.
Dedicated private event space.
The Mike Sullivan Golf School has an exclusive and proprietary instruction template resulting in the only viable group golf instruction membership model.
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THE TEAM
Mike Sullivan
Cofounder

As head professional and director of instruction, Mike is the Pied Piper of a highly profitable golf community, created a popular youtube channel, and has been teaching golf for over 25 years.

Owner and director of instruction of Mike Sullivan Golf School

YouTube channel with over 5 MM views

Average 5 stars on Google, Yelp, Facebook reviews

Former exclusive golf instruction provider to International Sports Management

Has taught golf to VIP clients at The Masters, U.S. Open, PGA Championship, Ryder Cup,

President's Cup, AT&T Pebble Beach Pro Am

Over 25 years of golf management experience

Created the Player Development Program at the largest private country club in the U.S.

Lauren Rosella
Cofounder

Lauren graduated from UNC Chapel Hill in 2004 and went on to establish the Lauren Rosella Fitness Brand. She is the current Head of Operations and Director of Ladies Golf at Mike Sullivan Golf School introducing over 600 new women to the game.

Owner of Demand Better Fitness

Director of Ladies Golf at Mike Sullivan Golf School

David Leadbetter certified golf instructor

10 years bar and restaurant management experience

Domestic and international event coordinator

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*Mike Sullivan Golf is owned and operated by Mike Sullivan and may hold events and training activities at Sully's Golf & Gather. However, these businesses operate independently and revenue generated from Mike Sullivan Golf is not considered to be operational revenue of Sully's Golf &

Gather.

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Data Room

Intended Use of Funds

	Target Raise	Maximum Raise
Equipment Purchases (range, technology, putting green, etc)	$30,000	
Operating Capital (vendors, construction, buildout, etc)	$16,625	
Mainvest Compensation	$3,375	
Total	$50,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,145,895	$1,513,340	$1,880,784	$1,903,629	$1,926,474
Cost of Goods Sold	$16,922	$36,217	$55,512	$49,910	$44,308
Gross Profit	$1,128,973	$1,477,123	$1,825,272	$1,853,719	$1,882,166

EXPENSES

Rent	$222,480	$222,480	$222,480	$222,480	$222,480
Utilities	$22,260	$22,816	$23,386	$23,970	$24,569
Cost of Labor - Clubs and Repair	$26,250	$18,000	$18,000	$18,000	$18,000
Cost of Labor - Lessons/Clinics	$264,000	$270,600	$277,365	$284,299	$291,406
Payroll	$158,520	$158,520	$158,520	$158,520	$158,520
Payroll Taxes	$63,408	$63,408	$63,408	$63,408	$63,408
Advertising	$57,295	$58,727	$94,039	$61,699	$63,241
Bank Charges	$57,295	$58,727	$94,039	$61,699	$63,241
Dues & Subscriptions	$12,000	$12,000	$12,000	$12,000	$12,000
Total Insurances	$21,919	$12,408	$12,408	$12,408	$12,408
Repairs, Maintenance, Waste	$5,700	$2,100	$2,100	$2,100	$2,100
Misc. Professional Fees	$4,544	$4,544	$4,544	$4,544	$4,544
Supplies & Office Expenses	$9,000	$9,000	$9,000	$9,000	$9,000
Range Balls	$20,000	$20,000	$20,000	$20,000	$20,000
Depreciation	$49,896	$49,896	$49,896	$49,896	$49,896
Operating Profit	$134,406	$493,897	$764,087	$849,696	$867,353

This information is provided by Sully's Golf and Gather. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Sully's Golf & Gather Business Plan.pdf

Pitch Deck.pdf

5 Year Projections.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 31st, 2023

Summary of Terms

Legal Business Name Sully's Golf and Gather

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 1%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

No operating history

Sully's Golf and Gather was established in December 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Clarification applicable revenue

Mike Sullivan Golf is owned and operated by Mike Sullivan and may hold events and training activities at Sully's Golf & Gather. However, these businesses operate independently and revenue generated from Mike Sullivan Golf is not considered to be operational revenue of Sully's Golf & Gather.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sully's Golf and Gather to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sully's Golf and Gather operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sully's Golf and Gather competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sully's Golf and Gather's core business or the inability to compete successfully against the with other competitors could negatively affect Sully's Golf and Gather's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sully's Golf and Gather's management or vote on and/or influence any managerial decisions regarding Sully's Golf and Gather. Furthermore, if the founders or other key personnel of Sully's Golf and Gather were to leave Sully's Golf and Gather or become unable to work, Sully's Golf and Gather (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sully's Golf and Gather and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sully's Golf and Gather is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sully's Golf and Gather might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sully's Golf and Gather is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Sully's Golf and Gather

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sully's Golf and Gather's financial performance or ability to continue to operate. In the event Sully's Golf and Gather ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sully's Golf and Gather nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sully's Golf and Gather will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sully's Golf and Gather is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Sully's Golf and Gather will carry some insurance, Sully's Golf and Gather may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sully's Golf and Gather could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sully's Golf and Gather's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sully's Golf and Gather's management will coincide: you both want Sully's Golf and Gather to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sully's Golf and Gather to act conservative to make sure they are best equipped to repay the Note obligations, while Sully's Golf and Gather might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sully's Golf and Gather needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sully's Golf and Gather or management), which is responsible for monitoring Sully's Golf and Gather's compliance with the law. Sully's Golf and Gather will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sully's Golf and Gather is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sully's Golf and Gather fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sully's Golf and Gather, and the revenue of Sully's Golf and Gather can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sully's Golf and Gather to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Sully's Golf and Gather. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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